UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 *

(Amendment No. 4)*

GIGA-TRONICS INCORPORATED

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

375175106

(CUSIP Number)

Darren C. Wallis

555 E. Lancaster Avenue

Suite 520

Radnor, PA 19087
(610) 816-6660

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 23, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP No. 375175106		Page 2 of 12

1		NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Alara Capital AVI II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS*
WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,963,827(1)
PERSON	9	SOLE DISPOSITIVE POWER
WITH

	10	SHARED DISPOSITIVE POWER

3,963,827(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,963,827(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.1%(2)
14		TYPE OF REPORTING PERSON*
OO

*SEE INSTRUCTIONS BEFORE FILLING OUT.

(1) This amount includes (i) 1,002,818 shares of Common Stock, (ii) 999,700 shares of Common Stock issuable upon conversion of 9,997 shares of Series B Preferred Stock, (iii) 342,465 shares of Common Stock issuable upon conversion of 3,424.65 shares of Series C Preferred Stock, (iv) 511,186 shares of Common Stock issuable upon conversion of 5,111.86 shares of Series D Preferred Stock, (v) 898,634 shares of Common Stock issuable upon exercise of a Warrant to Purchase Common Stock dated February 16, 2015 that is presently exercisable at an exercise price of $1.78 per share and (vi) 194,437 shares of Common Stock issuable upon exercise of a Warrant to Purchase Common Stock dated February 23, 2015 that is presently exercisable at an exercise price of $1.76 per share, and (vii) 14,587 shares of Common Stock issuable upon exercise of a Warrant to Purchase Common Stock dated February 23, 2015 that is presently exercisable at an exercise price of $1.43 per share.

(2) This figure is based upon (a) 5,444,747 shares of Common Stock issued and outstanding as of January 29, 2015 plus (b) the 1,002,818 shares of Common Stock set forth in footnote (1) above which were issued after January 29, 2015 upon the exercise of warrants plus (c) the aggregate 2,961,009 shares of Common Stock issuable upon conversion of the derivative securities set forth in footnote (1) above.

SCHEDULE 13D/A
CUSIP No. 375175106		Page 3 of 12

1		NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Darren C. Wallis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS*
AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,963,827(1)
PERSON	9	SOLE DISPOSITIVE POWER
WITH

	10	SHARED DISPOSITIVE POWER

3,963,827(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,963,827(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.1%(2)
14		TYPE OF REPORTING PERSON*
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

(1) This amount includes (i) 1,002,818 shares of Common Stock, (ii) 999,700 shares of Common Stock issuable upon conversion of 9,997 shares of Series B Preferred Stock, (iii) 342,465 shares of Common Stock issuable upon conversion of 3,424.65 shares of Series C Preferred Stock, (iv) 511,186 shares of Common Stock issuable upon conversion of 5,111.86 shares of Series D Preferred Stock, (v) 898,634 shares of Common Stock issuable upon exercise of a Warrant to Purchase Common Stock dated February 16, 2015 that is presently exercisable at an exercise price of $1.78 per share and (vi) 194,437 shares of Common Stock issuable upon exercise of a Warrant to Purchase Common Stock dated February 23, 2015 that is presently exercisable at an exercise price of $1.76 per share, and (vii) 14,587 shares of Common Stock issuable upon exercise of a Warrant to Purchase Common Stock dated February 23, 2015 that is presently exercisable at an exercise price of $1.43 per share.

(2) This figure is based upon (a) 5,444,747 shares of Common Stock issued and outstanding as of January 29, 2015 plus (b) the 1,002,818 shares of Common Stock set forth in footnote (1) above which were issued after January 29, 2015 upon the exercise of warrants plus (c) the aggregate 2,961,009 shares of Common Stock issuable upon conversion of the derivative securities set forth in footnote (1) above.

SCHEDULE 13D/A
CUSIP No. 375175106		Page 4 of 12

1		NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
W. Joseph Thompson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS*
AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,963,827(1)
PERSON	9	SOLE DISPOSITIVE POWER
WITH

	10	SHARED DISPOSITIVE POWER

3,963,827(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,963,827(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.1%(2)
14		TYPE OF REPORTING PERSON*
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

(1) This amount includes (i) 1,002,818 shares of Common Stock, (ii) 999,700 shares of Common Stock issuable upon conversion of 9,997 shares of Series B Preferred Stock, (iii) 342,465 shares of Common Stock issuable upon conversion of 3,424.65 shares of Series C Preferred Stock, (iv) 511,186 shares of Common Stock issuable upon conversion of 5,111.86 shares of Series D Preferred Stock, (v) 898,634 shares of Common Stock issuable upon exercise of a Warrant to Purchase Common Stock dated February 16, 2015 that is presently exercisable at an exercise price of $1.78 per share and (vi) 194,437 shares of Common Stock issuable upon exercise of a Warrant to Purchase Common Stock dated February 23, 2015 that is presently exercisable at an exercise price of $1.76 per share, and (vii) 14,587 shares of Common Stock issuable upon exercise of a Warrant to Purchase Common Stock dated February 23, 2015 that is presently exercisable at an exercise price of $1.43 per share.

(2) This figure is based upon (a) 5,444,747 shares of Common Stock issued and outstanding as of January 29, 2015 plus (b) the 1,002,818 shares of Common Stock set forth in footnote (1) above which were issued after January 29, 2015 upon the exercise of warrants plus (c) the aggregate 2,961,009 shares of Common Stock issuable upon conversion of the derivative securities set forth in footnote (1) above.

SCHEDULE 13D/A
CUSIP No. 375175106		Page 5 of 12

1		NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Lutz P. Henckels
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS*
AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,963,827(1)
PERSON	9	SOLE DISPOSITIVE POWER
WITH

	10	SHARED DISPOSITIVE POWER

3,963,827(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,963,827(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.1%(2)
14		TYPE OF REPORTING PERSON*
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

(1) This amount includes (i) 1,002,818 shares of Common Stock, (ii) 999,700 shares of Common Stock issuable upon conversion of 9,997 shares of Series B Preferred Stock, (iii) 342,465 shares of Common Stock issuable upon conversion of 3,424.65 shares of Series C Preferred Stock, (iv) 511,186 shares of Common Stock issuable upon conversion of 5,111.86 shares of Series D Preferred Stock, (v) 898,634 shares of Common Stock issuable upon exercise of a Warrant to Purchase Common Stock dated February 16, 2015 that is presently exercisable at an exercise price of $1.78 per share and (vi) 194,437 shares of Common Stock issuable upon exercise of a Warrant to Purchase Common Stock dated February 23, 2015 that is presently exercisable at an exercise price of $1.76 per share, and (vii) 14,587 shares of Common Stock issuable upon exercise of a Warrant to Purchase Common Stock dated February 23, 2015 that is presently exercisable at an exercise price of $1.43 per share.

(2) This figure is based upon (a) 5,444,747 shares of Common Stock issued and outstanding as of January 29, 2015 plus (b) the 1,002,818 shares of Common Stock set forth in footnote (1) above which were issued after January 29, 2015 upon the exercise of warrants plus (c) the aggregate 2,961,009 shares of Common Stock issuable upon conversion of the derivative securities set forth in footnote (1) above.

SCHEDULE 13D/A
CUSIP No. 375175106		Page 6 of 12

Item 1. Security and Issuer.

The name of the issuer is Giga-tronics Incorporated, a California corporation (the “Issuer”). The address of the principal executive office of the Issuer is 4650 Norris Canyon Road, San Ramon, CA 94583. The class of equity securities to which this Statement on Schedule 13D relates is the common stock, no par value per share, of the Issuer (the “Common Stock”).

Item 2. Identity and Background.

(a)-(c) This statement is being filed jointly, pursuant to a joint filing agreement, by Alara Capital AVI II, LLC, a Delaware limited liability company (“AVI II”), Darren C. Wallis, W. Joseph Thompson and Lutz P. Henckels (collectively, the “Reporting Persons”). The principal business of AVI II is the investment in the securities of the Issuer.

AVI II is an investment vehicle sponsored by AVI Partners, LLC, a Delaware limited liability company (“AVI”). AVI is an activist hedge fund generally focused on the technology, media and telecommunications sectors of the U.S. equity markets. Messr. Wallis is a managing partner of AVI and a managing partner of AVI II. Messrs. Thompson and Henckels are consultants of AVI and AVI II. Each of the Reporting Persons has a business address at 555 E. Lancaster Avenue, Suite 520, Radnor, PA 19087.

(d) During the past five years, none of Messrs. Wallis, Thompson or Henckels has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of Messrs. Wallis, Thompson or Henckels has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Messrs. Wallis, Thompson and Henckels are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Of the 3,963,827 shares of Common Stock beneficially owned by the Reporting Persons:

SCHEDULE 13D/A
CUSIP No. 375175106		Page 7 of 12

1,002,818 shares of Common Stock were purchased by AVI II upon the exercise of Warrants to Purchase Common Stock at an exercise price of $1.43 per share. Payment of the aggregate exercise price of $1,434,029.74 was funded by the working capital of AVI II.

511,186 shares of Common Stock represent shares issuable upon conversion of 5,111.86 shares of Series D Convertible Voting Perpetual Preferred Stock of the Issuer (the “Series D Preferred Stock”), all of which are held directly by AVI II. AVI II purchased from the Issuer the shares of Series D Preferred Stock pursuant to a Securities Purchase Agreement dated June 27, 2013 (the “Series D Purchase Agreement”). The aggregate purchase price paid for the 5,111.86 shares of Series D Preferred Stock was $730,995.98, which was funded by the working capital of AVI II.

342,465 shares of Common Stock represent shares issuable upon conversion of 3,424.65 shares of Series C Convertible Voting Perpetual Preferred Stock of the Issuer (the “Series C Preferred Stock”), all of which are held directly by AVI II. AVI II purchased from the Issuer the shares of Series C Preferred Stock pursuant to a Securities Purchase Agreement dated February 19, 2013 (the “Series C Purchase Agreement”). The aggregate purchase price paid for the 3,424.65 shares of Series C Preferred Stock was $500,000, which was funded by the working capital of AVI II.

999,700 shares of Common Stock represent shares issuable upon conversion of 9,997 shares of Series B Convertible Voting Perpetual Preferred Stock of the Issuer (the “Series B Preferred Stock” and together with the Series C Preferred Stock, the “Preferred Stock”), all of which are held directly by AVI II. AVI II purchased from the Issuer the shares of Series B Preferred Stock pursuant to a Securities Purchase Agreement dated October 31, 2011 (the “Series B Purchase Agreement”). The aggregate purchase price paid for the 9,997 shares of Series B Preferred Stock was $2,199,340, which was funded by the working capital of AVI II.

898,634 shares of Common Stock are issuable upon exercise of a Warrant to Purchase Common Stock dated February 16, 2015 (the “First Close Warrant”) at an exercise price of $1.78 per share. The First Close Warrant was purchased by AVI II for $0.125 per share pursuant to a Securities Purchase Agreement dated February 16, 2015 (the “2015 Purchase Agreement”). The aggregate purchase price of $112,329.25 for the First Close Warrant was funded by the working capital of AVI II.

194,437 shares of Common Stock are issuable upon exercise of a Warrant to Purchase Common Stock dated February 23, 2015 (the “Second Close Warrant”) at an exercise price of $1.76 per share. The Second Close Warrant was purchased by AVI II for $0.125 per share pursuant to the 2015 Purchase Agreement. The aggregate purchase price of 24,304.63 for the Second Close Warrant was funded by the working capital of AVI II.

14,587 shares of Common Stock are issuable upon exercise of a Warrant to Purchase Common Stock dated July 8, 2013 (the “Residual Warrant”) at an exercise price of $1.43 per share. The Residual Warrant was issued by the Issuer to AVI II following the surrender of a warrant dated July 27, 2013 in connection with a partial exercise.

Item 4. Purpose of Transaction.

All securities of the Reporting Persons are currently owned by AVI II and were acquired by it as an investment.

SCHEDULE 13D/A
CUSIP No. 375175106		Page 8 of 12

Contemporaneously with the purchase and sale of the Series D Preferred Stock, AVI II and the Issuer executed and delivered an Investor Rights Agreement (the “Series D IRA”) pursuant to which, among other things, the Issuer agreed to register for resale certain registrable securities, including the shares of Common Stock issuable upon conversion of the Series D Preferred Stock and exercise of the Warrants.

Contemporaneously with the purchase and sale of the Series C Preferred Stock, AVI II and the Issuer executed and delivered an Investor Rights Agreement (the “Series C IRA”) pursuant to which, among other things, the Issuer agreed to register for resale certain registrable securities, including the shares of Common Stock issuable upon conversion of the Series C Preferred Stock.

Contemporaneously with the purchase and sale of the Series B Preferred Stock, AVI II and the Issuer executed and delivered an Investor Rights Agreement (the “Series B IRA”) pursuant to which, among other things, the Issuer agreed to register for resale certain registrable securities, including the shares of Common Stock issuable upon conversion of the Series B Preferred Stock; to appoint two candidates identified by AVI II to the Issuer’s board of directors; and to permit AVI II to participate in certain future offers and sales of securities by the Issuer, in each case subject to the terms and conditions set forth in the Series B IRA. AVI II identified Messrs. Thompson and Henckels as its director candidates, and both were appointed to the board of directors of the Issuer on November 10, 2011.

Both the Series B IRA, the Series C IRA and the Series D IRA also provide, subject to the specified terms and conditions, that in the event AVI II is entitled to vote its shares of Preferred Stock in a separate class vote pursuant to the requirements of the California Corporations Code, AVI II will vote its shares of Preferred Stock in the separate class vote either for or against the proposal, consistent with the results of vote of the Common Stock and the Preferred Stock, voting together as a single class.

Contemporaneously with the 2015 Purchase Agreement, AVI II and the Issuer executed and delivered an Investor Rights Agreement (the “2015 IRA”), pursuant to which the Issuer agreed to file within three months a registration statement with the Securities and Exchange Commission with respect to the resale of shares of the Common Stock that AVI II now holds, that it may acquire upon exercise of the First Close Warrant or Second Close Warrant or that it may acquire upon conversion of shares of the Preferred Stock to Common Stock.

The descriptions of the Series B Purchase Agreement, the Series B IRA, the Series C Purchase Agreement, the Series C IRA, the Series D Purchase Agreement, the Series D IRA, the 2015 Purchase Agreement, the First Close Warrant and the Second Close Warrant included in this statement are qualified in their entirety by reference to the text of such documents, which are filed herewith or incorporated by reference herein.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to or would result in any action described in paragraphs (a) through (j) of Item 4 of Schedule 13D. This disclosure does not address any plans or proposals that Messrs. Thompson and Henckels may have or develop, or of which they may become aware, solely in their capacities as directors of the Issuer. The Reporting Persons expect to review the investment in the securities of the Issuer on a continuing basis, and, depending on various factors, including, without limitation, the Issuer’s financial condition and results of operations, the market price and aggregate number of outstanding shares of Common Stock, and conditions in the securities markets and general economic and industry conditions, the Reporting Persons may, in the future, take such actions with respect to the Issuer’s securities as it deems appropriate, including, without limitation, purchasing additional shares of Common Stock; selling shares of Common Stock; taking any action to change the composition of the Issuer’s board of directors; taking any other action with respect to the Issuer or any of its securities in any manner permitted by law, or otherwise changing its intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

SCHEDULE 13D/A
CUSIP No. 375175106		Page 9 of 12

Item 5. Interest in Securities of the Issuer.

(a), (b) The aggregate number of shares of Common Stock beneficially owned by the Reporting Persons is 3,963,827, which represents approximately 42.1% of the class of Common Stock, based upon 5,444,747 shares of Common Stock issued and outstanding as of January 29, 2015, plus 1,002,818 shares of Common Stock held by AVI II which were issued after January 29, 2015 upon the exercise of warrants, plus the 999,700 shares of Common Stock issuable upon conversion of 9,997 shares of Series B Preferred Stock, plus 342,465 shares of Common Stock issuable upon conversion of 3,424.65 shares of Series C Preferred Stock, plus 511,186 shares of Common Stock issuable upon conversion of 5,111.86 shares of Series D Preferred Stock, plus 898,634 shares of Common Stock issuable upon exercise of the First Close Warrant, plus 194,437 shares of Common Stock issued upon exercise of the Second Close Warrant, plus 14,587 shares of Common Stock issued upon exercise of the Residual Warrant.

As of the date of this statement, all of the shares of Common Stock beneficially owned by the Reporting Persons are held directly by AVI II. Messrs. Wallis, Thompson and Henckels, as the managing members of AVI II, share with each other and with AVI II, voting and dispositive power over all such shares.

(c) 824,435 shares of Common Stock were purchased by AVI II on February 16, 2015 and 178,383 shares of Common Stock were purchased by AVI II on February 23, 2015, in each case by the exercise of Warrants to Purchase Common Stock.

(d) Except to the extent that the members of AVI II, in their capacities as such, have certain rights with respect to any distributions made by AVI II, to the knowledge of the Messrs. Wallis, Thompson and Henckels, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported in this statement.

 (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in (i) the Reporting Persons’ Schedule 13D dated November 14, 2011, (ii) the Reporting Persons’ Amendment No. 1 to Schedule 13D filed on March 6, 2012, (iii) the Amendment No. 2 to Schedule 13D filed on March 4, 2013, (iv) the Amendment No. 3 to Schedule 13D filed on July 17, 2013 and (v) this Amendment No. 4 to Schedule 13D and (iv) the exhibits attached thereto and hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, any other person or the Issuer with respect to any securities of the Issuer. Certain contracts included or referenced in the previously filed Schedule 13D’s noted above have lapsed or been terminated and/or are no longer in effect.

SCHEDULE 13D/A
CUSIP No. 375175106		Page 10 of 12

Item 7. Material to be Filed as Exhibits.

1. Joint Filing Agreement, dated November 10, 2011, by and among the Reporting Persons (incorporated by reference to Exhibit 1 of the Reporting Persons’ Schedule 13D filed on November 11, 2011.

2. Securities Purchase Agreement, dated October 31, 2011, by and between the Issuer and Alara Capital AVI II, LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 3, 2011).

3. Investor Rights Agreement, dated November 10, 2011, by and between the Issuer and Alara Capital AVI II, LLC (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 14, 2011).

4. Securities Purchase Agreement, dated February 19, 2013, by and between the Issuer and Alara Capital AVI II, LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 25, 2013).

5. Investor Rights Agreement, dated February 25, 2013, by and between the Issuer and Alara Capital AVI II, LLC (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 27, 2013).

6. Securities Purchase Agreement, dated June 27, 2013, by and between the Issuer and Alara Capital AVI II, LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 3, 2013).

7. Investor Rights Agreement, dated July 8, 2013, by and between the Issuer and Alara Capital AVI II, LLC (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 12, 2013).

8. Securities Purchase Agreement, dated February 16, 2015, by and between the Issuer and Alara Capital AVI II, LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 20, 2015).

9. Investor Rights Agreement, dated February 16, 2015, by and between the Issuer and Alara Capital AVI II, LLC (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 20, 2015).

10. Warrant to Purchase Common Stock, dated February 16, 2015, issued by the Issuer to Alara Capital AVI II, LLC (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 20, 2015).

11. Amendment No. 1 to Securities Purchase Agreement and Investor Rights Agreement, dated February 23, 2015, by and between the Issuer and Alara Capital AVI II, LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 27, 2015).

SCHEDULE 13D/A
CUSIP No. 375175106		Page 11 of 12

12. Warrant to Purchase Common Stock, dated February 23, 2015, issued by the Issuer to Alara Capital AVI II, LLC (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 27, 2015).

SCHEDULE 13D/A
CUSIP No. 375175106		Page 12 of 12

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALARA CAPITAL AVI II, LLC
Bh:	/s/ Darren C. Wallis
Darren C. Wallis
Managing Member

/s/ Darren C. Wallis
Darren C. Wallis
Reporting Person

/s/ W. Joseph Thompson
W. Joseph Thompson
Reporting Person

/s/ Lutz P. Henckels
Lutz P. Henckels
Reporting Person

Date: March 12, 2015